Exhibit 99.1

IM CANNABIS CORP.
IM Cannabis Reports First Quarter Financial Results

IMC Delivers Net Profit and 87% Gross Margin Improvement in Q1, Reflecting Strategic and Operational Progress.

TORONTO, and GLIL YAM, Israel, May 15, 2025 /PRNewswire/ -- IM Cannabis Corp. (the "Company" or "IMC") (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, announced its financial results today for the first quarter ended March 31, 2025. All amounts are reported in Canadian dollars and compared to the quarter ended March 31, 2024, unless otherwise stated.

IMC also announces the intension to complete a non-brokered private placement of secured debentures

Q1 2025 Financial Highlights

•	Net profit of $175K

•	94% Gross profit increase vs. Q1 2024 of $3.5M vs. $1.8M and 29% Gross profit increase vs. Q4 2024 of $2.7M

•	4% Revenue increase vs. Q1 2024 of $12.5M vs. $12.1M

•	50% decrease in operating expenses vs. Q1 2024 excluding the one-time Oranim revocation related losses of $3.3M vs. $6.6M and 56% decrease including Oranim

•	129% increase of Non-IFRS Adjusted EBITDA profit to $0.6M vs. loss of $2.2M

Management Commentary

“Q1 2025 is a clear inflection point for IMC,” said Oren Shuster, Chief Executive Officer of IMC. “Achieving net profitability and an 87% improvement in gross margin year-over-year demonstrates the strength of the strategic and operational groundwork we laid in 2024—and reinforces our trajectory toward sustained, profitable growth”

“IMC’s Q1 2025 results mark a major turning point in our financial performance. We achieved net profitability, driven by a 94% increase in gross profit, a 56% reduction in operating expenses and a 4% increase in revenue year-over-year,” said Uri Birenberg, Chief Financial Officer of IMC. “Our operating ratio improved significantly to 26%, down from 77% in Q1 2024, and our Non-IFRS Adjusted EBITDA grew to $0.6 million—up 129% from a $2.2 million loss a year ago. These results reflect the strength of our strategy and the discipline with which we are executing it.”

Operational Highlights

The Company intends to complete a non-brokered private placement (the “Offering”) of secured convertible debentures of the Company (each, a “Debenture”) for aggregate proceeds of up to C$2,500,000. The Debentures will mature on the date that is 12 months from the date of issuance and will not incur interest except in the event of default. The Debentures are being issued to holders of debentures that mature on May 26, 2025. The principal of the Debenture may be converted into common shares in the Company at a conversion price to be determined at the time of issuance.

Q1 2025 Conference Call

The Company will host a Zoom web conference call today at 9:00 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at https://investors.imcannabis.com/ within 24 hours after the call.

Q1 2025 Financial Results

•	Net Profit in Q1 2025 was $0.2 million, compared to net loss of $6 million in Q1 2024.

•
Revenues for the first quarter of 2025 were $12.5 million compared to $12.1 million in the first quarter of 2024, an increase of 4%. The increase is mainly due to accelerated growth in Germany of $6.6 million and offset by decreased revenue in Israel of $6.1 million.

•	Gross profit for the first quarter of 2025 was $3.4 million, compared to $1.8 million in Q1 2024, an increase of 94%.

•	Total operating expenses in Q1 2025 were $3.3 million compared to $7.4 million in Q1 2024, a decrease of 56%.

•	G&A Expenses in Q1 2025 were $2 million, compared to $2.3 million in Q1 2024, a decrease of 14%.

•	Selling and Marketing Expenses in Q1 2025 were $1.3 million, compared to $2.3 million in Q1 2024, a decrease of 44%.

•	Basic and diluted Profit per Share in Q1 2025 was $0.09, compared to a loss of $2.52 per Share in Q1 2024.

•	Non-IFRS Adjusted EBITDA Profit in Q1 2025 was $0.6 million, compared to an adjusted EBITDA loss of $2.2 million in Q1 2024, an increase of 129%.

•	Cash and Cash Equivalents as of March 31, 2025, were $1.4 million compared to $0.9 million in December 31, 2024.

•
Total assets as of March 31, 2025, were $44.9 million, compared to $39.2 million in December 31, 2024, an increase of 15%. The increase is mainly attributed to an increase of $2.9 million in trade receivables and an increase of $2.2 million in Inventory.

•
Total Liabilities as of March 31, 2025, were $41.8 million, compared to $36 in December 31, 2024, an increase of 16%. The increase is mainly attributed to an increase of $4.9 million in trade payables, an increase of $3.7 million in other accounts payable and offset by a decrease of $2.4 million due to reduction in Credit from bank institutions and others and long term credit.

The Company's financial statements as of March 31, 2025 includes a note regarding the Company's ability to continue as a going concern. The Company's Q1 2025 financial results do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. For more information, please refer to the "Liquidity and Capital Resources" and "Risk Factors" sections in the Company's management's discussion and analysis for the quarter ended March 31, 2025.

Non-IFRS Measures

This press release makes reference to "Gross Margin" and "Adjusted EBITDA", which are financial measures that are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as complementary information to the Company's IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

For an explanation of how management defines Gross Margin and Adjusted EBITDA, see the Company's management's discussion and analysis for the period ended March 31, 2024, available under the Company's SEDAR+ profile at www.sedarplus.ca on EDGAR at www.sec.gov/edgar.

We reconcile these non-IFRS financial measures to the most comparable IFRS measures as set out below.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2025	December 31, 2024
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:

Cash		$1,389	$863
Restricted cash deposit		64	64
Trade receivables		16,653	13,803
Other current assets		5,981	5,419
Inventory	3	5,433	3,215

		29,520	23,364
NON-CURRENT ASSETS:

Investments in affiliate		1,598	1,631
Property, plant and equipment, net		3,752	3,730
Intangible assets, net		3,012	3,333
Goodwill		6,540	6,679
Right-of-use assets, net		512	451

		15,414	15,824

Total assets		$44,934	$39,188

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2025	December 31, 2024
	Note	(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Current maturities of operating lease liabilities		$306	$262
Trade payables		16,036	11,159
Other current liabilities		8,677	5,001
Credit from bank institutions and others		12,916	15,145
Convertible debentures		2,042	1,968
Derivative warrants liabilities and prefunded warrants	4	817	1,383

		40,794	34,918

NON-CURRENT LIABILITIES:

Operating lease liabilities		200	171
Credit from bank institutions and others		314	466
Deferred tax liabilities		453	487

		967	1,124

Total liabilities		41,761	36,042

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	5

Share capital and premium		265,000	265,000
Capital reserve from translation differences of foreign operations		(1,502)	(1,265)
Conversion feature related to convertible debentures		297	297
Capital reserve from share-based payment transactions		158	150
Accumulated deficit		(258,629)	(258,939)

Total equity attributable to equity holders of the Company		5,324	5,243

Non-controlling interests		(2,151)	(2,097)

Total equity		3,173	3,146

Total liabilities and equity		$44,934	$39,188

The accompanying notes are an integral part of the consolidated financial statements

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2025	2024

Revenues		$12,500	$12,063
Cost of revenues		9,052	10,274

Gross profit before fair value adjustments		3,448	1,789

Fair value adjustments:
Realized fair value adjustments on inventory sold in the period		-	(10)
Total fair value adjustments		-	(10)

Gross profit		3,448	1,779

General and administrative expenses		2,009	2,332
Selling and marketing expenses		1,273	2,292
Share-based compensation		8	32
Other operating expenses	9	-	2,753
Total operating expenses		3,290	7,409

Operating income (loss)		158	(5,630)

Finance expense, net	4	(12)	(501)

income (loss) before income taxes		146	(6,131)

Income tax benefit		29	111

Net income (loss)		$175	$(6,020)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2025	2024 (*)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		35	67

Exchange differences on translation to presentation currency		-	1,330

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods		35	1,397

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation		(191)	(35)

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods		(191)	(35)

Total other comprehensive income (loss)		(156)	1,362

Total comprehensive income (loss)		$19	$(4,658)

Net income (loss) attributable to:
Equity holders of the Company		275	(5,623)
Non-controlling interests		(100)	(397)

		$175	$(6,020)

Total comprehensive income (loss) attributable to:
Equity holders of the Company		73	(4,252)
Non-controlling interests		(54)	(406)

		$19	$(4,658)

Net income (loss) per share attributable to equity holders of the Company:	7

Basic and diluted income (loss) per share (in CAD)		$0.09	$(2.52)

(*)	Loss per share includes the effect of Reverse Share Split (see also Note 5a below).

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Canadian Dollars in thousands

	Share capital and premium	Reserve from share-based payment transactions	Conversion option for convertible debt	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2025	$265,000	$150	$297	$(1,265)	$(258,939)	$5,243	$(2,097)	$3,146

Net income (Loss)	-	-	-	-	275	275	(100)	175
Total other comprehensive income (loss)	-	-	-	(237)	35	(202)	46	(156)

Total comprehensive loss	-	-	-	(237)	310	73	(54)	19

Share-based compensation	-	8		-	-	8	-	8

Balance as of March 31, 2025	$265,000	$158	$297	$(1,502)	$(258,629)	$5,324	$(2,151)	$3,173

	Share Capital and premium	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2024	$253,882	$9,637	$95	$(249,145)	$14,469	$(769)	$13,700

Net loss	-	-	-	(5,623)	(5,623)	(397)	(6,020)
Total other comprehensive loss	-	-	1,304	67	1,371	(9)	1,362

Total comprehensive loss	-	-	1,304	(5,556)	(4,252)	(406)	(4,658)

Other comprehensive income Classification	-	-	-	(730)	(730)	-	(730)
Share-based compensation	-	32	-	-	32	-	32
Forfeited options	5	(5)	-	-	-	-	-

Balance as of March 31, 2024	$253,887	$9,664	$1,399	$(255,431)	$9,519	$(1,175)	$8,344

 The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2025	2024
Cash provided by operating activities:

Net income (loss)	$175	$(6,020)
Adjustments for non-cash items:
Fair value adjustment on sale of inventory	-	10
Fair value adjustment on Warrants, investments and accounts receivable	(565)	100
Interest recorded in respect of the convertible debt	73	-
Depreciation of property, plant and equipment	46	147
Amortization of intangible assets	338	452
Depreciation of right-of-use assets	79	118
Impairment of PPE	-	2,753
Finance expenses, net	504	401
Deferred tax liability, net	(40)	(69)
Share-based payment	8	32
Discount expenses in respect of credit	36	-
	479	3,944

Changes in working capital:
Increase (decrease) in trade receivables	(3,245)	1,332
Increase (decrease) in other accounts receivable and advances to suppliers	(1,405)	159
Increase (decrease) in inventories, net of fair value adjustments	(2,349)	2,159
Increase in trade payables	5,270	663
Increase (decrease) in other accounts payable and accrued expenses	5,544	(2,745)

	3,815	1,568

Taxes paid	(6)	(121)

Net cash provided (used) in operating activities	4,463	(629)

Cash flows from investing activities:

Purchase of property, plant and equipment	-	(2)

Net cash used in investing activities	$-	$(2)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2025	2024
Cash flow from financing activities:

Proceeds from issuance of share capital, net of issuance costs	-	176
Proceeds from issuance of warrants	-	(176)
Repayment of lease liability	(68)	(118)
Interest paid - lease liability	(10)	(15)
Repayment of bank loan and credit facilities	(594)	(2,856)
Cash paid for interest	(976)	(444)
Proceeds (repayments) from discounted checks	(1,224)	2,581

Net cash provided (used) by financing activities	(2,872)	(852)

Effect of foreign exchange on cash and cash equivalents	(1,065)	718

Increase (decrease) in cash and cash equivalents	526	(765)
Cash and cash equivalents at the beginning of the period	863	1,813

Cash and cash equivalents at end of the period	$1,389	$1,048

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$159	$40

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the impact of the Israel-Hamas war on the Company, including its operations and the medical cannabis industry in Israel; the timing and impact of the legalization of medicinal cannabis in Germany, including, the Company having it “all in house”; the Company being positioned to take advantage of the legalization; the Company’s growth in 2025; the market growth for medicinal cannabis in Germany;  the stated benefits of the Company’s EU-GMP processing facility and an EU-GDP logistics center; the Company to host a teleconference meeting as stated; and the Company’s stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the Company’s ability to focus and resources to achieve sustainable and profitable growth in its highest value markets; the Company’s ability to mitigate the impact of the Israel-Hamas war on the Company; the Company’s ability to take advantage of the legalization of medicinal cannabis in Germany; the Company’s ability to host a teleconference meeting as stated; and the Company’s ability to carry out its stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the Israel-Hamas war on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company’s inability to take advantage of the legalization of medicinal cannabis in Germany; and the Company’s inability to host a teleconference meeting as stated.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report dated March 31, 2025, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504